FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2021

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 29 April, 2021

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 29 April 2021
1st Quarter 2021 Trading Statement

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2021

Performance highlights

Underlying performance		GAAP measures
	vs 2020			vs 2020

Underlying sales growth (USG)	5.7%	Turnover	€12.3bn	(0.9)%
Quarterly dividend payable in June 2021		€0.4268 per share

●
Underlying sales growth of 5.7%, with 4.7% volume and 1.0% price

●
Turnover decreased by 0.9%, driven by a negative currency related impact of 8.0%

●
Quarterly shareholder dividend of €0.4268 per share and share buyback programme of up to €3 billion to commence in May

Alan Jope Chief Executive Officer statement

"Unilever has made a good start to the year. Our focus on operational excellence, innovation, and purposeful brands is continuing to strengthen competitiveness and has delivered underlying sales growth of 5.7% for the quarter.

We are driving the evolution of our portfolio, with strong growth in Prestige Beauty and Functional Nutrition. The operational separation of our Tea business is on track. We are also making good progress in creating a new unit, Elida Beauty, comprising a number of our smaller beauty and personal care brands.

We are confident that we will deliver underlying sales growth in 2021 within our multi-year framework of 3-5%, with the first half around the top of this range. We expect to increase underlying operating margin slightly for the full year, though with a decline in the first half driven by Covid-19 impacts, higher cost inflation and increased marketing spend over the prior year. Following another year of strong cash flow delivery, Unilever's Board has approved a share buyback programme of up to €3 billion.

We are committed to delivering superior long-term financial performance through our sustainable business model, which we believe has never been more relevant than it is today."

29 April 2021

FIRST QUARTER OPERATIONAL REVIEW

	First Quarter 2021
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever	12.3	5.7	4.7	1.0
Beauty & Personal Care	5.0	2.3	1.5	0.8
Home Care	2.6	5.9	6.5	(0.6)
Foods & Refreshment	4.7	9.8	7.3	2.3

Our markets: The operating environment remains volatile across our broad geographic footprint. Fluctuating Covid-19 case levels and markets entering and exiting lock-downs continue to impact consumer behaviour and channel dynamics. In North America and Europe strong demand for in home food has continued, while demand for most beauty and personal care categories has remained subdued. Conditions in China are normalising. Economic activity in India increased in the first quarter, although parts of the country have recently returned to lock-down as a result of sharply rising Covid-19 cases. Markets grew in Latin America in the first quarter, despite macroeconomic conditions remaining volatile, and market conditions in South East Asia remain challenging.

Unilever overall performance and outlook: We continued to focus on operational excellence, which is delivering improved competitiveness. Underlying sales growth was 5.7% with 4.7% from volume and 1.0% from price. Emerging markets grew 9.4% driven by strong double-digit growth in China and India, following strict lock-downs in the prior year. Latin America grew high-single digit while South East Asia declined, driven by Indonesia. Developed markets grew 0.8%, with mid-single digit growth in North America offset by a decline in Europe, where volumes were impacted by lock-downs and we began to lap higher demand for food and hygiene products. E-commerce continued to perform strongly, with underlying sales growth of 66%, and represented 11% of turnover.

Turnover decreased 0.9%. There was a negative impact of 8.0% from currency related items. Acquisitions net of disposals, including acquired functional nutrition brands Horlicks, Liquid I.V. and SmartyPants Vitamins, had a positive impact of 1.9%.

In 2021 we expect to deliver underlying sales growth within our multi-year framework of 3-5%, with the first half at around the top of this range. We expect underlying operating margin to increase slightly in the full year, following a decline in the first half which is driven by a number of factors. Covid-19 continues to cause additional supply chain costs and a negative margin mix. Commodity and freight costs have increased further and we will be lapping lower marketing spend in the first half of last year.

We will commence a share buyback programme of up to €3 billion in May, in one or more tranches, to be completed by the end of the year. This reflects our strong cash flow delivery and balance sheet position, and is in line with our capital allocation framework. A further announcement will be provided before trading begins.

The operational separation of Unilever's Tea business, excluding India and Indonesia and the partnership interests in the ready-to-drink tea joint ventures, is progressing well and is expected to complete this year. We continue to evaluate the most value creating model, including an IPO, a demerger, a joint venture, or a disposal, and we have also appointed an external CEO to lead this business into its next phase. The business that will be separated generated revenues of around €2 billion in 2020.

The separation of a number of smaller beauty and personal care brands is also underway. These brands, which are predominantly sold in Europe and North America, will operate under the name Elida Beauty and will benefit from dedicated management focus. The brands include Q-Tips, Caress, Tigi, Timotei, Impulse and MonSavon, and together generated revenues of around €0.6 billion in 2020.

Beauty & Personal Care
Beauty & Personal Care underlying sales grew 2.3%, with 1.5% from volume and 0.8% from pricing.

Skin cleansing grew mid-single digit, with growth in the first two months followed by a decline in March as we started lapping a sharp increase in demand for hygiene products. We rolled out Dove's Care & Protect innovation across the Americas, Europe and India, with new technology bringing together hygiene and long lasting moisturisation across formats. Skin care and hair care both grew mid-single digit. In hair, wash & care growth was driven by strong performance in China and India, which was partly offset by a decline in styling, as restricted living continued to weigh on usage occasions. Deodorants declined high-single digit as the deodorants market was also impacted by lower consumer usage. Our Prestige business grew strong double digit, helped by the gradual restocking and reopening of brick and mortar stores in the US. Our Hourglass brand launched a 100% vegan red lipstick formulated with a patent-pending pigment replacing the industry standard, which is produced from crushed beetles.

Home Care
Home Care underlying sales grew 5.9%, with 6.5% from volume and negative price of 0.6%.

Fabric cleaning and fabric enhancing grew mid-single digit, led by recovery in India as consumers returned to offices and schools. We continued the rollout of our new "tougher on stains, kinder to the planet" plant-based innovation under the Omo brand. Home & hygiene grew mid-single digit as demand for surface cleaners remained elevated, albeit declining in March as we started lapping high growth at the start of the pandemic in 2020. We expanded the rollout of our Domestos multi-surface germ kill innovation, launching new formats into India, Turkey and the UK. Price declined after we passed on the benefits of lower commodity costs in the second half of 2020, and due to promotional activity in Europe.

Foods & Refreshment
Foods & Refreshment underlying sales grew 9.8%, with 7.3% from volume and 2.3% from pricing.

Out of home ice cream returned to growth, with strong performance in emerging markets offsetting declines in Europe due to ongoing lock-down restrictions which have impacted the buy-in for the summer season. In-home ice cream grew double digit as demand for food consumed at home remained high. The Magnum brand launched its new Double Gold Caramel Billionaire innovation in stick and pint formats. Tea saw volume and price growth.

Despite in-home foods seeing a decline in March, as we lapped a spike in demand in the prior year, sales in the quarter were up mid-single digit as consumers continued to eat more at home due to restricted living conditions. The food solutions business grew low single digit, with growth in China offsetting declines in markets impacted by channel closures. Our Hellmann's brand grew double digit and communicated its purpose to fight food waste with the brand's first ever advert during the US Super Bowl.

Price growth of 2.3% was led by tea, as we increased prices in India in response to significant commodity inflation. In addition, we took strong pricing action in foods and ice cream in Latin America, following high inflation and currency devaluation.

FIRST QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

(unaudited)	First Quarter 2021
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever	12.3	5.7	4.7	1.0
Asia/AMET/RUB	5.9	9.9	8.6	1.2
The Americas	3.8	5.3	2.8	2.5
Europe	2.6	(2.3)	(0.7)	(1.6)

(unaudited)	First Quarter 2021
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets	5.0	0.8	1.1	(0.4)
Emerging markets	7.3	9.4	7.3	2.0
North America	2.4	4.3	3.3	0.9
Latin America	1.4	7.2	1.9	5.1

Asia/AMET/RUB
Underlying sales grew 9.9%, with 8.6% from volume and 1.2% from price. India and China each grew strong double digit, against a backdrop of strict lock-down measures which impacted the prior year. Growth in China was broad based. Sales in our food solutions business returned to pre-Covid-19 levels for the quarter and the rapid launch of new innovations, such as Cornetto's premium rose range, helped ice cream grow double digit. In South Asia, we saw good performance from our winter skin care portfolio, while Horlicks, which is not yet included in underlying sales growth, grew well. In response to commodity inflation we increased prices in several categories in South Asia, including tea and skin cleansing. In South East Asia, Indonesia declined high single digit, driven by home and personal care categories, and Thailand declined slightly as tourism remained restricted. The Philippines grew high single digit, led by foods, as we lapped a period of strict lock-down in the prior year. Turkey grew both volume and price.

The Americas
Underlying sales growth in North America was 4.3%, with 3.3% from volume and 0.9% from price. Growth was driven by continued demand for foods consumed at home. Functional nutrition brand Olly, acquired in 2019, grew strong double digit. Our Prestige brands grew double digit, helped by the gradual reopening of the health and beauty channel, whilst demand for beauty and personal care products remained weak overall and we began to lap a spike in demand for food and hygiene products.

Latin America saw a competitive performance, growing 7.2% with 1.9% from volume and 5.1% from price. We took strong pricing actions as we responded to commodity inflation and currency devaluation. Price-led growth was high-single digit in Brazil and low-single digit in Mexico, both with marginally negative volumes. In Argentina, which remained hyperinflationary, high-single digit volume growth was driven by food and hygiene products. Consumer value-orientated innovations, such as six-times concentrated dilutable laundry liquids and Savital's anti-dandruff shampoo, performed well across the region.

Europe
Underlying sales declined 2.3% with volume declining 0.7% and price down 1.6%. Negative volumes were driven by a decline in our food solutions business and lower demand for personal care products due to ongoing lock-downs in markets such as the UK and Germany. Volumes were also impacted by lapping higher demand for in-home food and hygiene products in some markets. This was partially offset by double digit volume growth for ice cream, driven by in-home ice cream consumption. Price declined in a deflationary retail environment.

COMPETITION INVESTIGATIONS

As previously disclosed, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece, South Africa and Turkey. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS AND SHARE BUYBACKS

The Board has declared a quarterly interim dividend of Q1 2021 of £0.3710 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 27 April 2021.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£ 0.3710
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€ 0.4268
Per Unilever PLC American Depositary Receipt:	US$ 0.5159

The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 27 April 2021.

US dollar cheques for the quarterly interim dividend will be mailed on 10 June 2021 to holders of record at the close of business on 21 May 2021.

The quarterly dividend calendar for the remainder of 2021 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q1 2021 Dividend	29 April 2021	20 May 2021	21 May 2021	10 June 2021
Q2 2021 Dividend	22 July 2021	5 August 2021	6 August 2021	8 September 2021
Q3 2021 Dividend	21 October 2021	4 November 2021	5 November 2021	1 December 2021

A share buyback programme of up to €3 billion will commence in May 2021, in one or more tranches, to be completed by the end of the year. A further announcement will be provided before trading begins.

SEGMENT INFORMATION - DIVISIONS
(unaudited)

First Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2020	5,298	2,717	4,425	12,440
2021	5,034	2,604	4,690	12,328
Change (%)	(5.0)	(4.2)	6.0	(0.9)
Impact of:
Acquisitions (%)	1.8	-	3.4	2.0
Disposals (%)	-	(0.3)	(0.3)	(0.2)
Currency-related items (%), of which:	(8.8)	(9.2)	(6.4)	(8.0)
Exchange rates changes (%)	(8.9)	(9.3)	(6.5)	(8.1)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.1	0.2	0.1

Underlying sales growth (%)	2.3	5.9	9.8	5.7
Price* (%)	0.8	(0.6)	2.3	1.0
Volume (%)	1.5	6.5	7.3	4.7

SEGMENT INFORMATION - GEOGRAPHICAL AREA
(unaudited)

First Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2020	5,744	4,035	2,661	12,440
2021	5,958	3,795	2,575	12,328
Change (%)	3.7	(6.0)	(3.2)	(0.9)
Impact of:
Acquisitions (%)	2.7	2.3	-	2.0
Disposals (%)	-	(0.3)	(0.3)	(0.2)
Currency-related items (%), of which:	(8.0)	(12.5)	(0.6)	(8.0)
Exchange rates changes (%)	(8.1)	(12.8)	(0.6)	(8.1)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.3	-	0.1

Underlying sales growth (%)	9.9	5.3	(2.3)	5.7
Price* (%)	1.2	2.5	(1.6)	1.0
Volume (%)	8.6	2.8	(0.7)	4.7

 * Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 6.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 6.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 6.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +31 62 375 8385	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com marlous-den.bieman@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results